Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Elan                                      Biogen Idec
Anita Kawatra                             Amy Brockelman
Ph: 212 407 5755                          Ph: 617 914 6524
800 252 3526

INVESTOR CONTACTS:
Elan                                      Biogen Idec
Emer Reynolds                             Elizabeth Woo
Ph: 353 1 709 4000                        Ph: 617 679 2812
800 252 3526

          ELAN AND BIOGEN IDEC ANNOUNCE WEBCAST OF ANTEGREN(R) ENACT-2
            MAINTENANCE DATA TO BE PRESENTED AT DDW ON MAY 19, 2004

Dublin, Ireland, Cambridge, MA and San Diego, CA - May 7, 2004 -- Elan Corporation, plc and Biogen Idec today announced that the companies will host a joint discussion of the ANTEGREN(R) (natalizumab) ENACT-2 data (Crohn's disease maintenance trial) to be presented at Digestive Disease Week ("DDW") during the Late-Breaking Abstract Symposium on May 19, 2004 beginning at 8:30 a.m. Central Time. Following the symposium, the companies will host a joint discussion of the data at 11:00 a.m. Central Time, 12:00 p.m. Eastern Time, 5:00 p.m. British Summer Time with the investment community.

This event will be webcast live and can be accessed by going to the Investor Relations section on both Elan's website (www.elan.com) and Biogen Idec's website (www.biogenidec.com). The playback information will be available at the same URL's for one week.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases and severe pain. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.


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About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.